UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Airgas, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

009363102

(CUSIP number)

Adam J. Semler

York Capital Management Global Advisors, LLC

767 Fifth Avenue, 17th Floor

New York, New York 10153

Telephone: (212) 300-1300

With copies to:

Richard P. Swanson, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

(Name, address and telephone number of person authorized to receive notices and communications)

October 13, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

13D

CUSIP No. 009363102
1)	Names of reporting persons JGD Management Corp.
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3)	SEC use only
4)	Source of funds (see instructions) WC
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 119,435
	8)	Shared voting power -0-
	9)	Sole dispositive power 119,435
	10)	Shared dispositive power -0-
11)	Aggregate amount beneficially owned by each reporting person 119,435
12)	Check if the aggregate amount in Row (11) excludes certain shares of common stock (see instructions) ☐
13)	Percent of class represented by amount in Row (11) Approximately 0.1%
14)	Type of reporting person (see instructions) IA, CO

Page 2 of 15 Pages

13D

CUSIP No. 009363102
1)	Names of reporting persons York Capital Management Global Advisors, LLC
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3)	SEC use only
4)	Source of funds (see instructions) WC
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 2,433,794
	8)	Shared voting power -0-
	9)	Sole dispositive power 2,433,794
	10)	Shared dispositive power -0-
11)	Aggregate amount beneficially owned by each reporting person 2,433,794
12)	Check if the aggregate amount in Row (11) excludes certain shares of common stock (see instructions) ☐
13)	Percent of class represented by amount in Row (11) Approximately 2.9%
14)	Type of reporting person (see instructions) IA

Page 3 of 15 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment”) supplements and amends, but is not a complete restatement of, the Schedule 13D (as amended by the Amendment No. 1, the “Schedule 13D”) filed by JGD Management Corp., a Delaware corporation, d/b/a York Capital Management, and York Capital Management Global Advisors, LLC, a New York limited liability company, with the U.S. Securities and Exchange Commission (the “SEC”) on April 12, 2010, relating to the shares of common stock (the “Common Stock”) of Airgas, Inc. (the “Company”), as amended by Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) filed with the SEC on September 8, 2010. This Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Capitalized terms used in this Amendment but not otherwise defined have the meaning ascribed to them in the Schedule 13D. The Schedule 13D is supplemented and amended as follows:

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Statement is being filed jointly by JGD Management Corp., a Delaware corporation (“JGD”), d/b/a York Capital Management, and York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” and, together with JGD, the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit 1.

This Statement is being filed by JGD with respect to 119,435 shares of Common Stock (which consist of (a) 107,535 shares of Common Stock and (b) options to purchase 11,900 shares of Common Stock) directly owned by certain accounts (the “JGD Managed Accounts”) managed by JGD. James G. Dinan is the sole shareholder of JGD.

This Statement is being filed by YGA with respect to:

(i) 515,560 shares of Common Stock (which consist of (a) 466,260 shares of Common Stock and (b) options to purchase 49,300 shares of Common Stock) directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”);

(ii) 894,705 shares of Common Stock (which consist of (a) 805,205 shares of Common Stock and (b) options to purchase 89,500 shares of Common Stock) directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”);

(iii) 324,041 shares of Common Stock (which consist of (a) 239,041 shares of Common Stock and (b) options to purchase 85,000 shares of Common Stock) directly owned by York Select, L.P., a Delaware limited partnership (“York Select”);

(iv) 284,148 shares of Common Stock (which consist of (a) 210,148 shares of Common Stock and (b) options to purchase 74,000 shares of Common Stock) directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”);

Page 4 of 15 Pages

(v) 147,018 shares of Common Stock (which consist of (a) 111,818 shares of Common Stock and (b) options to purchase 35,200 shares of Common Stock) directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value”);

(vi) 74,628 shares of Common Stock (which consist of (a) 66,828 shares of Common Stock and (b) options to purchase 7,800 shares of Common Stock) directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”); and

(vii) 193,694 shares of Common Stock (which consist of (a) 173,494 shares of Common Stock and (b) options to purchase 20,200 shares of Common Stock) directly owned by certain accounts (the “YGA Managed Accounts”) managed by York Managed Holdings, LLC (“York Managed Holdings”) or York UCITS Holdings, LLC (“York UCITS Holdings”).

YGA, the sole managing member of the general partner of each of York Capital, York Multi-Strategy, York Select, York Select Master, York Global Value and Jorvik and the sole managing member of York Managed Holdings and York UCITS Holdings, exercises investment discretion over such investment funds and the YGA Managed Accounts and accordingly may be deemed to have beneficial ownership over the shares of Common Stock directly owned by such investment funds and managed accounts.

James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of York Capital, York Multi-Strategy and Jorvik. YGA is the sole managing member of Dinan Management.

York Select Domestic Holdings, LLC, a New York limited liability company (“York Select Domestic Holdings”), is the general partner of York Select and York Select Master. YGA is the sole managing member of York Select Domestic Holdings.

York Global Value Holdings, LLC, a New York limited liability company (“York Global Value Holdings”), is the general partner of York Global Value. YGA is the sole managing member of York Global Value Holdings.

The name of each director and each executive officer of JGD is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

Page 5 of 15 Pages

(b) The principal business office address of each of JGD, YGA, York Capital, York Multi-Strategy, York Select, York Select Master, York Global Value, Jorvik, York Managed Holdings, York UCITS Holdings, Dinan Management, York Select Domestic Holdings, York Global Value Holdings, James G. Dinan and Daniel A. Schwartz is:

c/o York Capital Management

767 Fifth Avenue, 17th Floor

New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

(c) JGD and YGA are privately owned companies having discretionary investment authority over certain investment funds and accounts for which affiliates (including those identified below in this Item 2(c)) act as general partner or manager.

Each of York Capital, York Multi-Strategy, York Select, York Select Master, York Global Value and Jorvik is a privately owned limited partnership in the principal business of investing and trading in securities and other financial instruments for its own account.

Dinan Management is a privately owned limited liability company in the principal business of acting as the general partner of York Capital, York Multi-Strategy and Jorvik and the general partner or manager of five other private investment funds.

York Select Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Select and York Select Master and the manager of one other private investment fund.

York Global Value Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Global Value and the manager of one other private investment fund.

York Managed Holdings is a privately owned limited liability company in the principal business of acting as the manager of certain separately managed client investment accounts.

York UCITS Holdings is a privately owned limited liability company in the principal business of acting as the manager of certain sub-funds of non-U.S. investment companies that are subject to regulation under applicable European Union directives.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

Page 6 of 15 Pages

(d)-(e) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of October 15, 2010, the aggregate amount of funds used to purchase the securities of the Company listed in Item 5(a)(i) was $137,633,872.

The source of the funds used by the Reporting Person for the purchase of the securities of the Company listed in Item 5(a) was the respective working capital of the following advisory clients of the Reporting Persons: (i) approximately $6,812,929 of working capital of the JGD Managed Accounts; (ii) approximately $11,134,929 of working capital of the YGA Managed Accounts; (iii) approximately $29,538,390 of working capital of York Capital; (iv) approximately $50,879,217 of working capital of York Multi-Strategy; (v) approximately $14,980,223 of working capital of York Select; (vi) approximately $13,175,332 of working capital of York Select Master; (vii) approximately $6,924,508 of working capital of York Global Value; and (viii) approximately $4,188,343 of working capital of Jorvik. Working capital in each of these cases was provided by capital contributions of partners or shareholders, as the case may be, and internally generated funds.

The JGD Managed Accounts hold options to purchase 11,900 shares of Common Stock, which were purchased for an aggregate price of $3,094. The options are currently exercisable at an exercise price of $70.00 per share of Common Stock and terminate on October 16, 2010.

York Capital holds options to purchase 49,300 shares of Common Stock, which were purchased for an aggregate price of $12,821. The options are currently exercisable at an exercise price of $70.00 per share of Common Stock and terminate on October 16, 2010.

York Multi-Strategy holds options to purchase 89,500 shares of Common Stock, which were purchased for an aggregate price of $23,275. The options are currently exercisable at an exercise price of $70.00 per share of Common Stock and terminate on October 16, 2010.

Page 7 of 15 Pages

York Select holds options to purchase 85,000 shares of Common Stock, which were purchased for an aggregate price of $22,110. The options are currently exercisable at an exercise price of $70.00 per share of Common Stock and terminate on October 16, 2010.

York Select Master holds options to purchase 74,000 shares of Common Stock, which were purchased for an aggregate price of $19,249. The options are currently exercisable at an exercise price of $70.00 per share of Common Stock and terminate on October 16, 2010.

York Global Value holds options to purchase 35,200 shares of Common Stock, which were purchased for an aggregate price of $9,156. The options are currently exercisable at an exercise price of $70.00 per share of Common Stock and terminate on October 16, 2010.

Jorvik holds options to purchase 7,800 shares of Common Stock, which were purchased for an aggregate price of $2,028. The options are currently exercisable at an exercise price of $70.00 per share of Common Stock and terminate on October 16, 2010.

The YGA Managed Accounts hold options to purchase 20,200 shares of Common Stock, which were purchased for an aggregate price of $5,253. The options are currently exercisable at an exercise price of $70.00 per share of Common Stock and terminate on October 16, 2010.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) (i) JGD may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 119,435 shares of Common Stock (which consist of (a) 107,535 shares of Common Stock and (b) options to purchase 11,900 shares of Common Stock), which constitute approximately 0.1% of the issued and outstanding shares of Common Stock. As the sole shareholder of JGD, James G. Dinan may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by JGD.

(ii) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,433,794 shares of Common Stock (which consist of (a) 2,072,794 shares of Common Stock and (b) options to purchase 361,000 shares of Common Stock), which constitute approximately 2.9% of the issued and outstanding shares of Common Stock.

(iii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 515,560 shares of Common Stock (which consist of (a) 466,260 shares of Common Stock and (b) options to purchase 49,300 shares of Common Stock), which constitute approximately 0.6% of the issued and outstanding

Page 8 of 15 Pages

shares of Common Stock. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Capital.

(iv) York Multi-Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 894,705 shares of Common Stock (which consist of (a) 805,205 shares of Common Stock and (b) options to purchase 89,500 shares of Common Stock), which constitute approximately 1.1% of the issued and outstanding shares of Common Stock. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Multi-Strategy.

(v) York Select may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 324,041 shares of Common Stock (which consist of (a) 239,041 shares of Common Stock and (b) options to purchase 85,000 shares of Common Stock), which constitute approximately 0.4% of the issued and outstanding shares of Common Stock. As the general partner of York Select, York Select Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select.

(vi) York Select Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 284,148 shares of Common Stock (which consist of (a) 210,148 shares of Common Stock and (b) options to purchase 74,000 shares of Common Stock), which constitute approximately 0.3% of the issued and outstanding shares of Common Stock. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select Master.

(vii) York Global Value may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 147,018 shares of Common Stock (which consist of (a) 111,818 shares of Common Stock and (b) options to purchase 35,200 shares of Common Stock), which constitute approximately 0.2% of the issued and outstanding shares of Common Stock. As the general partner of York Global Value, York Global Value Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Global Value.

(viii) Jorvik may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 74,628 shares of Common Stock (which consist of (a) 66,828 shares of Common Stock and (b) options to purchase 7,800 shares of Common Stock), which constitute approximately 0.1% of the issued and outstanding shares of Common Stock. As the general partner of Jorvik, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Jorvik.

(ix) York Managed Holdings may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 27,303 shares of Common Stock (which consist of (a) 24,503 shares of Common Stock and (b) options to purchase 2,800 shares of Common Stock), which constitute approximately 0.0% of the issued and outstanding shares of Common Stock.

Page 9 of 15 Pages

(x) York UCITS Holdings may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 166,391 shares of Common Stock (which consist of (a) 148,991 shares of Common Stock and (b) options to purchase 17,400 shares of Common Stock), which constitute approximately 0.2% of the issued and outstanding shares of Common Stock.

(xi) To the knowledge of the Reporting Persons, except as described above, no shares of Common Stock are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 2 to this Statement.

The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for JGD, YGA, York Capital, York Multi-Strategy, York Select, York Select Master, York Global Value, Jorvik, York Managed Holdings and York UCITS Holdings are based on an aggregate of (i) 83,666,869 shares of Common Stock issued and outstanding as of August 4, 2010 as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2010 and (ii) the number of shares of Common Stock issuable if all the options that may be deemed to be beneficially owned by JGD, YGA, York Capital, York Multi-Strategy, York Select, York Select Master, York Global Value, Jorvik, York Managed Holdings or York UCITS Holdings, respectively, were exercised.

(b) (i) JGD may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 119,435 shares of Common Stock (which consist of (a) 107,535 shares of Common Stock and (b) options to purchase 11,900 shares of Common Stock). As the sole shareholder of JGD, James G. Dinan may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 119,435 shares of Common Stock (which consist of (a) 107,535 shares of Common Stock and (b) options to purchase 11,900 shares of Common Stock).

(ii) YGA may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 2,433,794 shares of Common Stock (which consist of (a) 2,072,794 shares of Common Stock and (b) options to purchase 361,000 shares of Common Stock).

(iii) York Capital may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 515,560 shares of Common Stock (which consist of (a) 466,260 shares of Common Stock and (b) options to purchase 49,300 shares of Common Stock). As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 515,560 shares of Common Stock (which consist of (a) 466,260 shares of Common Stock and (b) options to purchase 49,300 shares of Common Stock).

Page 10 of 15 Pages

(iv) York Multi-Strategy may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 894,705 shares of Common Stock (which consist of (a) 805,205 shares of Common Stock and (b) options to purchase 89,500 shares of Common Stock). As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 894,705 shares of Common Stock (which consist of (a) 805,205 shares of Common Stock and (b) options to purchase 89,500 shares of Common Stock).

(v) York Select may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 324,041 shares of Common Stock (which consist of (a) 239,041 shares of Common Stock and (b) options to purchase 85,000 shares of Common Stock). As the general partner of York Select, York Select Domestic Holdings may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 324,041 shares of Common Stock (which consist of (a) 239,041 shares of Common Stock and (b) options to purchase 85,000 shares of Common Stock).

(vi) York Select Master may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 284,148 shares of Common Stock (which consist of (a) 210,148 shares of Common Stock and (b) options to purchase 74,000 shares of Common Stock). As the general partner of York Select Master, York Select Domestic Holdings may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 284,148 shares of Common Stock (which consist of (a) 210,148 shares of Common Stock and (b) options to purchase 74,000 shares of Common Stock).

(vii) York Global Value may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 147,018 shares of Common Stock (which consist of (a) 111,818 shares of Common Stock and (b) options to purchase 35,200 shares of Common Stock). As the general partner of York Global Value, York Global Value Holdings may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 147,018 shares of Common Stock (which consist of (a) 111,818 shares of Common Stock and (b) options to purchase 35,200 shares of Common Stock).

(viii) Jorvik may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 74,628 shares of Common Stock (which consist of (a) 66,828 shares of Common Stock and (b) options to purchase 7,800 shares of Common Stock). As the general partner of Jorvik, Dinan Management may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 74,628 shares of Common Stock (which consist of (a) 66,828 shares of Common Stock and (b) options to purchase 7,800 shares of Common Stock).

(ix) York Managed Holdings may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 27,303 shares of Common Stock (which consist of (a) 24,503 shares of Common Stock and (b) options to purchase 2,800 shares of Common Stock).

Page 11 of 15 Pages

(x) York UCITS Holdings may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 166,391 shares of Common Stock (which consist of (a) 148,991 shares of Common Stock and (b) options to purchase 17,400 shares of Common Stock.)

(xi) To the knowledge of the Reporting Persons, except as described above, none of the persons named on Exhibit 2 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any shares of Common Stock.

(c) The following table sets forth all transactions with respect to the Shares effected by the Reporting Persons since Amendment No. 1 to the Schedule 13D was filed with the SEC on September 8, 2010. All such transactions were effected in the open market.

Date of Transaction	No. of Shares	Price per Share ($)(1)		Transaction Type
September 8, 2010	532,000	64.8951	(2)	Purchase
September 10, 2010	500,000	65.1272	(3)	Sale
September 13, 2010	500,000	64.4027	(4)	Sale
September 14, 2010	150,000	64.7891	(5)	Sale
September 15, 2010	127,700	64.5998		Purchase
September 15, 2010	127,700	66.7315		Sale
September 15, 2010	1,845	0.2499		Purchase of Options
September 17, 2010	44	0.2500		Purchase of Options
September 21, 2010	183	0.2500		Purchase of Options
September 22, 2010	10	0.2500		Purchase of Options
September 23, 2010	1,000	67.6760		Purchase
September 23, 2010	55	0.2500		Purchase of Options
September 24, 2010	40	0.2500		Purchase of Options
September 27, 2010	115	0.2500		Purchase of Options
September 28, 2010	104	0.2500		Purchase of Options
September 29, 2010	1,600	67.6500		Purchase
October 1, 2010	45,500	68.1132		Purchase
October 4, 2010	3,100	67.9913		Purchase
October 4, 2010	1,900	68.0000		Sale
October 5, 2010	1,400	68.3000		Purchase
October 5, 2010	5	0.2500		Purchase of Options
October 6, 2010	3,300	68.1100		Sale
October 7, 2010	328	0.2500		Purchase of Options
October 8, 2010	1,000	68.6100		Sale

Page 12 of 15 Pages

Date of Transaction	No. of Shares	Price per Share ($)(1)		Transaction Type
October 8, 2010	1,000	0.2500		Purchase of Options
October 11, 2010	300,000	69.7580		Sale
October 12, 2010	103,352	69.7588		Sale
October 13, 2010	400,000	69.7711	(6)	Sale
October 14, 2010	100,000	69.5557		Sale
October 15, 2010	1582	69.8000		Sale

(1)	The price per share is before giving effect to any commissions and fees.
(2)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $64.8000 to $64.9687, inclusive. The Reporting Persons undertake to provide upon request by the staff of the SEC full information regarding the number of shares of Common Stock purchased or sold at each separate price within the ranges set forth in footnotes (2) through (6) to this table.
(3)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $65.1021 to $65.1417, inclusive.
(4)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $64.3756 to $64.5518, inclusive.
(5)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $64.5416 to $65.2688, inclusive.
(6)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $69.7582 to $69.7754, inclusive.

(d) The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Statement as beneficially owned by each Reporting Person is held by York Capital, York Multi-Strategy, York Select, York Select Master, York Global Value, Jorvik, the JGD Managed Accounts or the YGA Managed Accounts, as the case may be, as the advisory clients of such Reporting Person and the direct owners of such shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares of Common Stock reported in this Statement pursuant to Rule 13d-4 under the Exchange Act.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on October 13, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information provided in response to Items 3 and 4 above are incorporated herein by reference.

Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: October 15, 2010

JGD MANAGEMENT CORP.

By:	/S/ ADAM J. SEMLER
Adam J. Semler
Chief Operating Officer

Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: October 15, 2010

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/S/ ADAM J. SEMLER
Adam J. Semler
Chief Operating Officer

Page 15 of 15 Pages